FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 7, 2018, announcing Gilat’s Second Quarter 2018 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-221546 and 333-223839).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 7, 2018	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Continued Strong Growth in Profitability in Q2 2018

Company achieves GAAP operating income of $4.1 million (up 121.0% year over year)
and Adjusted EBITDA of $8.1 million (up 37.6% year over year)

Petah Tikva, Israel – August 7, 2018 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ended June 30, 2018.

Key Financial Highlights:

•	Revenues for Q2 2018 were $66.5 million, compared with $66.2 million in Q2 2017.

•	Continued strong profitability:

o	Q2 2018 GAAP operating income increased to $4.1 million, up 121.0% from Q2 2017.

o	Q2 2018 Non-GAAP operating income rose to $5.7 million, up 37.1% year over year.

o	Q2 2018 GAAP net income was $2.2 million, or $0.04 per diluted share, compared with $2.1 million, or $0.04 per diluted share, in Q2 2017.

o	Q2 2018 non-GAAP net income was $3.7 million, or $0.07 per diluted share, versus $4.6 million, or $0.08 per diluted share, in Q2 2017.

o	Q2 2018 Adjusted EBITDA increased 37.6% year over year to $8.1 million, or 12.2 % of revenues.

•
Reiterated management objectives for 2018: revenue range between $285 million to $305 million, GAAP operating income between $17 million and $21 million, and Adjusted EBITDA between $30 million and $34 million.

Yona Ovadia, CEO of Gilat, commented:

“I am pleased to report that the second quarter of 2018 was another strong quarter for Gilat. We continued the trend of improvement in profitability as well as continued growth momentum in our business, as evidenced with the following achievements:

“In our strategic area of LTE cellular backhaul we have secured two additional wins, one with Telstra in Australia and the other with a major MNO in Latin America. In both these areas of the globe, Gilat was selected for its recognized global leadership in large, efficient and reliable LTE networks, which is what the businesses and residents in the remote locations of these countries expect and are willing to pay for.

“The win in LATAM is joined by the announcement on an expansion of our relationships with Hispasat for the delivery of affordable high quality broadband services to consumers and enterprises in the vast areas of Brazil that currently do not have this service, which marks our continued efforts and recovery of the business in this key part of the world.

“Finally, we also announced the win of two new regional telecommunications infrastructure projects for Fitel in Peru, bringing Gilat’s awarded regions to six out of the 13 regions. Gilat’s long term goal in Peru is for multi-year high margin recurring revenues from services, which is the motivation for these projects rather than the construction dollars.”

Mr. Ovadia concluded: “We remain committed to our target of improving the bottom line, and are confident that as capacity prices continue to decrease and demand grows, new opportunities will continue to be generated. This, together with our ongoing significant investment in R&D will drive further momentum in our strategic growth engines.”

Key Recent Announcements:

•	Hispasat and Gilat Partner to Commercialize High Throughput Satellite (HTS) Capacity of Amazonas 3 and 5 Satellites over Brazil

•	Tier-1 Mobile Network Operator in Latin America Selects Gilat for LTE Satellite Backhaul

•	Telstra Selects Gilat’s Satellite-based Cellular Backhaul Solution for 4G Mobile Service Expansion to Remote Locations Across Australia

•	Telesat and Gilat Join Forces to Develop Broadband Communication Modem Technology for Low Earth Orbit (LEO) Satellites

•	Gilat Awarded $153.6 Million by Fitel Peru for Regional Telecommunications Projects

Conference Call and Webcast Details:

Gilat management will host a conference call today, Tuesday, August 7, to discuss the second quarter results.  The details are as follows:

Conference Call and Webcast

Following the release, Yona Ovadia, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will discuss Gilat’s second quarter 2018 results and participate in a question and answer session:

Date:	Tuesday, August 7, 2018
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-888-407-2553 International: (972) 3-918-0610

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: www.veidan-stream.com/gilatq2-2018.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:	August 7, 2018 at 12:00 PM EST / 19:00 IST
End:	August 10, 2018 at 12:00 PM EST / 19:00 IST
Dial-in:	US: 1-888-295-2634 International: (972) 3-925-5904

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.

Adjusted EBITDA (operating income before depreciation, amortization, non-cash stock option expenses, costs related to acquisition transactions, restructuring cost, goodwill impairment, impairment of long lived assets, trade secrets litigation expenses and expenses under amnesty program) is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

This news release also contains a forward-looking estimate of Adjusted EBITDA projected to be generated by Gilat in 2018. A forward-looking estimate of net income and reconciliations of the forward-looking estimates of Adjusted EBITDA to net income are not provided because the items necessary to estimate net income are not estimable at this time. Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited		Unaudited

Revenues	$133,882	$130,168	$66,508	$66,237
Cost of revenues	90,053	93,258	44,066	46,668

Gross profit	43,829	36,910	22,442	19,569

Research and development expenses	16,730	13,467	8,284	6,712
Less - grants	810	523	343	476
Research and development expenses, net	15,920	12,944	7,941	6,236
Selling and marketing expenses	11,716	11,350	6,303	5,555
General and administrative expenses	8,389	10,723	4,054	5,903

Total operating expenses	36,025	35,017	18,298	17,694

Operating income	7,804	1,893	4,144	1,875

Financial expenses, net	(2,188)	(2,046)	(1,605)	(1,242)

Income (loss) before taxes on income	5,616	(153)	2,539	633

Taxes on income (tax benefit)	1,154	(1,501)	388	(1,499)

Net income	$4,462	$1,348	$2,151	$2,132

Earnings per share (basic and diluted)	$0.08	$0.02	$0.04	$0.04

Weighted average number of shares used in
computing earnings per share
Basic	54,811,893	54,649,863	54,858,330	54,676,042
Diluted	55,614,782	54,690,930	55,639,202	54,701,316

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2018			June 30, 2017
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$22,442	1,230	$23,672	$19,569	1,205	$20,774
Operating expenses	18,298	(288)	18,010	17,694	(1,049)	16,645
Operating income	4,144	1,518	5,662	1,875	2,254	4,129
Income before taxes on income	2,539	1,518	4,057	633	2,491	3,124
Net income	$2,151	1,518	$3,669	$2,132	2,491	$4,623

Earnings per share (basic and diluted)	$0.04	$0.03	$0.07	$0.04	$0.04	$0.08

Weighted average number of shares used in
computing earnings per share
Basic	54,858,330		54,858,330	54,676,042		54,676,042
Diluted	55,639,202		55,854,231	54,701,316		54,735,130

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses and tax expenses under amnesty program.

	Three months ended	Three months ended
	June 30, 2018	June 30, 2017
	Unaudited	Unaudited

GAAP net income	$2,151	$2,132

Gross profit
Non-cash stock-based compensation expenses	36	11
Amortization of intangible assets related to acquisition transactions	1,194	1,194
	1,230	1,205
Operating expenses
Non-cash stock-based compensation expenses	238	203
Amortization of intangible assets related to acquisition transactions	50	193
Trade secrets litigation expenses	-	25
Tax expenses under amnesty program	-	628
	288	1,049

Finance and taxes on income under amnesty program	-	237

Non-GAAP net income	$3,669	$4,623

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	June 30, 2018			June 30, 2017
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$43,829	2,430	$46,259	$36,910	2,410	$39,320
Operating expenses	36,025	(551)	35,474	35,017	(2,285)	32,732
Operating income	7,804	2,981	10,785	1,893	4,695	6,588
Income (loss) before taxes on income	5,616	2,981	8,597	(153)	4,932	4,779
Net income	$4,462	2,981	$7,443	$1,348	4,932	$6,280

Basic income per share	$0.08	$0.06	$0.14	$0.02	$0.09	$0.11

Diluted income per share	$0.08	$0.05	$0.13	$0.02	$0.09	$0.11

Weighted average number of shares used in
computing earnings per share
Basic	54,811,893		54,811,893	54,649,863		54,649,863
Diluted	55,614,782		55,835,134	54,690,930		54,785,783

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses and tax expenses under amnesty program.

	Six months ended	Six months ended
	June 30, 2018	June 30, 2017
	Unaudited	Unaudited

GAAP net income	$4,462	$1,348

Gross profit
Non-cash stock-based compensation expenses	42	22
Amortization of intangible assets related to acquisition transactions	2,388	2,388
	2,430	2,410
Operating expenses
Non-cash stock-based compensation expenses	450	396
Amortization of intangible assets related to acquisition transactions	101	388
Trade secrets litigation expenses	-	873
Tax expenses under amnesty program	-	628
	551	2,285

Finance and taxes on income under amnesty program	-	237

Non-GAAP net income	$7,443	$6,280

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited		Unaudited

GAAP operating income	$7,804	$1,893	$4,144	$1,875
Add:
Non-cash stock-based compensation expenses	492	418	274	214
Trade secrets litigation expenses	-	873	-	25
Tax expenses under amnesty program	-	628	-	628
Depreciation and amortization	7,322	6,304	3,672	3,139

Adjusted EBITDA	$15,618	$10,116	$8,090	$5,881

SEGMENT REVENUE:

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited		Unaudited

Fixed Networks	$73,843	$51,801	$36,228	$24,928
Mobility Solutions	45,778	36,909	25,021	22,005
Terrestrial Infrastructure Projects	14,261	41,458	5,259	19,304

Total revenue	$133,882	$130,168	$66,508	$66,237

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$57,010	$52,957
Restricted cash	32,295	29,288
Restricted cash held by trustees	6,334	4,325
Trade receivables, net	78,995	108,842
Inventories	27,380	28,853
Other current assets	31,856	21,686

Total current assets	233,870	245,951

LONG-TERM INVESTMENTS:
Long-term restricted cash	153	187
Severance pay funds	7,264	8,188
Other long term receivables	1,447	1,071

Total long-term investments	8,864	9,446

PROPERTY AND EQUIPMENT, NET	82,498	82,246

INTANGIBLE ASSETS, NET	3,110	5,709

GOODWILL	43,468	43,468

TOTAL ASSETS	$371,810	$386,820

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,466	$4,479
Trade payables	22,013	33,715
Accrued expenses	67,606	70,534
Advances from customers and deferred revenues	15,210	16,721
Advances from customers, held by trustees	-	1,416
Other current liabilities	22,955	20,044

Total current liabilities	132,250	146,909

LONG-TERM LIABILITIES:
Accrued severance pay	7,122	7,999
Long-term loans, net of current maturities	8,333	12,582
Other long-term liabilities	962	1,008

Total long-term liabilities	16,417	21,589

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,610	2,601
Additional paid-in capital	922,778	921,726
Accumulated other comprehensive loss	(5,269)	(3,046)
Accumulated deficit	(696,976)	(702,959)

Total equity	223,143	218,322

TOTAL LIABILITIES AND EQUITY	$371,810	$386,820

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (*)
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$4,462	$1,348	$2,151	$2,132
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	7,322	6,304	3,672	3,139
Stock-based compensation of options and RSU's	492	418	274	214
Accrued severance pay, net	47	106	(41)	167
Exchange rate differences on long-term loans	(13)	113	(43)	88
Deferred income taxes, net	(29)	(159)	(41)	(143)
Decrease (increase) in trade receivables, net	29,469	5,048	(6,040)	12,003
Increase in other assets (including short-term, long-term
and deferred charges)	(9,151)	(6,590)	(9,865)	(3,340)
Decrease (increase) in inventories	332	(3,558)	1,777	(246)
Increase (decrease) in trade payables	(11,634)	537	(3,362)	929
Increase (decrease) in accrued expenses	(1,980)	11,418	27	3,925
Decrease in advances from customers	(4,980)	(5,710)	(78)	(2,612)
Increase (decrease) in advances from customers, held
by trustees	(1,478)	(3,342)	-	1,070
Increase (decrease) in other current liabilities and other long term liabilities	5,575	(1,905)	4,011	433
Net cash provided by (used in) operating activities	18,434	4,028	(7,558)	17,759

Cash flows from investing activities:
Purchase of property and equipment	(5,014)	(2,172)	(2,153)	(960)
Net cash used in investing activities	(5,014)	(2,172)	(2,153)	(960)

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	573	493	267	227
Repayment of long-term loans	(4,249)	(4,383)	(249)	(142)
Net cash provided by (used in) financing activities	(3,676)	(3,890)	18	85

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(709)	(109)	(1,005)	(537)

Increase (decrease) in cash, cash equivalents and restricted cash	9,035	(2,143)	(10,698)	16,347

Cash, cash equivalents and restricted cash at the beginning of the period	86,757	111,633	106,490	93,143

Cash, cash equivalents and restricted cash at the end of the period	$95,792	$109,490	$95,792	$109,490

(*) In November 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017. The Company adopted this standard during the first quarter of 2018 using the retrospective transition method, as required by the new standard.

The following table provides a reconciliation of cash and cash equivalents, restricted cash, restricted cash held by trustees and long term restricted cash reported within the consolidated balance sheets that sum to the total of such amounts in the consolidated statements of cash flows:

	June 30,
	2018	2017
	Unaudited

Cash and cash equivalents	$57,010	$78,831
Restricted cash	32,295	24,379
Restricted cash held by trustees	6,334	6,110
Long term restricted cash included in other assets	153	170
Cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$95,792	$109,490